ELEMENTAL ROYALTY TO COMMENCE TRADING ON NASDAQ

November 24, 2025 - Vancouver, BC: Elemental Royalty Corporation ("Elemental" or the "Company") (TSXV: ELE; Nasdaq: ELE) is pleased to announce that its common shares will commence trading on the Nasdaq Capital Market ("Nasdaq") at market open tomorrow under the ticker symbol "ELE". Elemental's common shares will continue to trade on the TSX Venture Exchange under the ticker symbol "ELE".

David M. Cole, Chief Executive Officer of Elemental, commented: "We are delighted that Elemental shares have been approved for trading on Nasdaq, an important milestone for our newly merged company. This listing will allow our shareholders to trade more easily and provide exposure to a significantly broader base of institutional and retail investors. We expect this listing to enhance trading liquidity, increase coverage from U.S. investment banks, and create opportunities for potential index inclusion."

Concurrent with the commencement of trading on Nasdaq, Elemental's common shares will cease to be quoted on the OTCQX Best Market. Shareholders are not required to take any action; however, shareholders who purchased shares on OTCQX are encouraged to monitor their brokerage accounts to ensure holdings are correctly reflected in respect of the Nasdaq listing.

The listing does not involve any concurrent financing, and no new shares were issued.

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.ElementalRoyalty.com

TSXV: ELE | NASDAQ: ELE | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and on Nasdaq under the ticker "ELE".

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.

Elemental Royalty Corporation. | 905-815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada

Cautionary note regarding forward-looking statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the expected benefits of the Nasdaq listing, the Company's ability to execute its growth strategy, future revenue and cash-flow profile, and the acquisition of additional royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable, and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits;  the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Royalty Corporation. | 905-815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada